UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of June 2008

Commission File Number:  000-29106

KNIGHTSBRIDGE TANKERS LIMITED
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08 Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]     No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Knightsbridge Tankers Limited (the “Company”), dated May 14, 2008, announcing the Company’s first quarter 2008 financial results and payment of dividends.

Exhibit 1

Knightsbridge Tankers Limited

Highlights

•	Knightsbridge reports net income of $14.8 million and earnings per share of $0.87 for the first quarter of 2008,
•	Knightsbridge announces a cash dividend of $0.75 per share for the first quarter of 2008

FIRST QUARTER 2008 RESULTS

Knightsbridge Tankers Limited (the “Company”) reports net income of $14.8 million and earnings per share of $0.87 for the first quarter of 2008. This compares with net income of $9.7 million and earnings per share of $0.57 for the first quarter of 2007. The average daily time charter equivalent (“TCEs”) earned by the Company’s VLCCs was $55,300 compared with $46,800 in the preceding quarter. The increase represents the continuation of the strong market, which started in the prior quarter. Net operating income was $15.2 million (2007 comparable quarter: $11.1 million) and net interest expense for the quarter was $0.3 million (2007 comparable quarter: $1.4 million). At March 31, 2008 all of the Company’s debt is floating rate debt.

The net increase in cash and cash equivalents in the quarter was $5.8 million.  The Company generated cash from operating activities of $21.3 million, used $2.2 million to repay loan facilities, invested $0.5 million in its newbuilding project and distributed $12.8 million in dividend payments. In May 2008, the Company has an average cash breakeven rate for its vessels of $19,100 per vessel compared to $18,439 in May 2007.

On May 14, 2008 the Board declared a dividend of $0.75 per share. The record date for the dividend is May 27, 2008, ex dividend date is May 22, 2008 and the dividend will be paid on or about June 9, 2008.

THE MARKET

The average market rate for VLCCs from MEG to Japan in the first quarter was approximately WS 126 ($86,000 per day) compared to approximately WS 117 ($78,900 per day) in the fourth quarter of 2007.

Crude oil prices have increased significantly so far in 2008. Bunkers at Fujairah averaged approximately $485/mt in the first quarter with a low of approximately $447/mt and a high of approximately $515/mt.

The International Energy Agency (IEA) reported in April an average OPEC oil production, including Iraq, of 32.28 million barrels per day during the first quarter of the year, a 0.7 million barrels per day or 2.4 percent increase from the fourth quarter.

IEA estimates that world oil demand averaged 87.3 million barrels per day in the first quarter, a 0.3 percent increase from the fourth quarter of 2007. IEA further predicts that the average demand for 2008 in total will be 87.2 million barrels per day, or a 1.5 percent growth from 2007, hence showing a firm belief in continued demand growth.

According to Fearnleys, the VLCC fleet totalled 486 vessels at the end of the first quarter with seven deliveries during the quarter. There are 32 additional deliveries expected in 2008. The total orderbook amounted to 184 vessels at the end of the first quarter, up from 177 vessels after the fourth quarter of 2007. The current orderbook represents 38 percent of the VLCC fleet with 14 VLCCs being ordered during the quarter. The single hull fleet amounted to 126 vessels at the end of the first quarter.

We estimate that about 12 VLCCs have entered the yard for conversion work so far in 2008 and that another 30 are scheduled to be converted for non-oil trading purposes during 2008.

OUTLOOK

The Company has four VLCCs fixed on timecharters expiring between 2009 and 2012 and thus its exposure to short term market fluctuations is limited.  Two of these time charters also include a profit sharing arrangement.  This contract coverage provides good long term stability and limits financial risk.

On June 4, 2007 the Company purchased two newbuilding contracts, each for a Capsize bulkcarrier of approximately 170,000 deadweight tons.  These vessels are scheduled for delivery in 2009.  Both the new vessels under construction have been fixed on a five year time charter from delivery in 2009 at a net rate of $40,000 and $53,000 per day, respectively.  The total investment for the newbuilding contracts is approximately $162 million of which the Company has paid $32.4 million to date. The $32.4 million has been 100 % financed through a bank facility.

FORWARD LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “except,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect” “pending and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC’s petroleum production levels and world wide oil consumption and storage, changes in Knightsbridge’s operating expenses, including bunker prices, drydocking and insurance costs, the market for Knightsbridge’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Knightsbridge with the Securities and Exchange Commission.

May 14, 2008
The Board of Directors
Knightsbridge Tankers Limited
Hamilton, Bermuda

Questions should be directed to:

Contact:                 Ola Lorentzon : Chairman, Knightsbridge Tankers Limited
+ 46 703 998886

Bjørn Sjaastad: Chief Executive Officer, Knightsbridge Tankers Limited
+47 906 90 130

Inger M. Klemp: Chief Financial Officer, Knightsbridge Tankers Limited
+47 23 11 40 76

KNIGHTSBRIDGE TANKERS LIMITED FIRST QUARTER REPORT (UNAUDITED)

INCOME STATEMENT (in thousands of $)	2008 Jan-Mar	2007 Jan-Mar	2007 Jan-Dec (audited)

Operating revenues	25,008	24,058	88,160
Gain on sale of asset	-	-	49,119
Operating expenses
Voyage expenses	2,487	4,353	12,872
Ship operating expenses	3,541	4,035	15,544
Administrative expenses	363	372	1,481
Depreciation	3,428	4,221	17,016
Total operating expenses	9,819	12,981	46,913
Net operating income	15,189	11,077	90,366
Other income/(expenses)
Interest income	773	262	1,026
Interest expense	(1,091)	(1,671)	(6,373)
Other financial items	(45)	-	(183)
Total other expenses	(363)	(1,409)	(5,530)
Net income	14,826	9,668	84,836

Earnings per share ($)	$0.87	$0.57	$4.96
Income on timecharter basis ($ per day per vessel)*	55,300	43,800	41,700

* Basis = Calendar days less off-hire. Figures after deduction of broker commission.

BALANCE SHEET (in thousands of $)	2008 Mar 31	2007 Mar 31	2007 Dec 31 (audited)

ASSETS
Short term
Cash and cash equivalents	87,908	4,608	82,143
Restricted cash	10,000	10,000	10,000
Other current assets	9,352	14,552	15,210
Long term
Vessels, net	197,644	263,728	201,072
Newbuildings	33,935	-	33,459
Deferred charges	246	272	282
Total assets	339,085	293,160	342,166
LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term debt and current portion of long-term debt	8,960	11,200	8,960
Other current liabilities	6,048	11,582	8,890
Long term
Long term interest bearing debt	100,800	95,200	103,040
Stockholders’ equity	223,277	175,178	221,276
Total liabilities and stockholders’ equity	339,085	293,160	342,166

STATEMENT OF CASHFLOWS (in thousands of $)	2008 Jan-Mar	2007 Jan-Mar	2007 Jan-Dec (audited)
OPERATING ACTIVITIES
Net income	14,826	9,668	84,836
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	3,464	4,238	17,164
Gain on sale of asset	-	-	(49,119)
Change in operating assets and liabilities	3,017	(1,345)	(4,695)
Net cash provided by operating activities	21,307	12,561	48,186

INVESTING ACTIVITIES
Additions to newbuildings	(477)	-	(33,459)
Proceeds from disposal of vessel	-	-	98,980
Net cash (used) provided by investing activities	(477)	-	65,521

FINANCING ACTIVITIES
Proceeds from long-term debt and credit facilities	-	-	33,600
Repayments of long-term debt and credit facilities	(2,240)	(2,811)	(30,811)
Dividends paid	(12,825)	(13,680)	(42,750)
Debt finance costs	-	-	(141)
Net cash used in financing activities	(15,065)	(16,491)	(40,102)

Net increase (decrease) in cash and cash equivalents	5,765	(3,930)	73,605
Cash and cash equivalents at start of period	82,143	8,538	8,538
Cash and cash equivalents at end of period	87,908	4,608	82,143

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE TANKERS LIMITED (registrant)

Dated: June 12, 2008	By: /s/ Georgina Sousa
Name: Georgina Sousa Title: Company Secretary